SCHEDULE 13D

                              RecordLab CORPORATION

                                  Common Stock

                                   75626L 10 9

                Robert D. Krintzman, Esq., Venture Counsel Inc.,
      4330 La Jolla Village Dr., #330, San Diego, CA 92122; (858) 450-2900

                                December 1, 2000


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CUSIP #: 75626L 10 9

Page 2 FUTURE ARTS LTD.

1.       [Name of Reporting Person]: Future Arts Ltd.
2.       [Check the Appropriate Box if a Member of a Group]: (a) x
3.       [SEC Use Only]
4.       [Source of Funds]: AF
5. [Check of Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)]
6.       [Citizenship or Place of Organization]: Israel
7.       [Sole Voting Power]: 0
8.       [Shared Voting Power]: 4,000,000
9.       [Sole Dispositive Power]: 0
10.      [Shared Dispositive Power]: 4,000,000
11.      [Aggregate Amount Beneficially Owned by Each Reporting Person]:
          4,000,000
12.      [Check if the Aggregate Amount in Row (11) excludes Certain Shares]
13.      [Percent of Class Represented by Amount in Row (11)]: 24.0%
14.      [Type of Reporting Person]: CO

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Page 2 RACHAMIM SIROMACHOFF

1.       [Name of Reporting Person]: Rachamim Siromachoff
2.       [Check the Appropriate Box if a Member of a Group]: (a) x
3.       [SEC Use Only]
4.       [Source of Funds]: PF and AF
5. [Check of Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)]
6.       [Citizenship or Place of Organization]: Israel
7.       [Sole Voting Power]: 11,295,942]
8.       [Shared Voting Power]: 4,000,000
9.       [Sole Dispositive Power]: 0
10.      [Shared Dispositive Power]: 4,000,000
11.      [Aggregate Amount Beneficially Owned by Each Reporting Person]:
          15,295,942
12.      [Check if the Aggregate Amount in Row (11) excludes Certain Shares]
13.      Percent of Class Represented by Amount in Row (11)]: 65.7%
14.      [Type of Reporting Person]: IN

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Page 2 ESTHER SIROMACHOFF

1.       [Name of Reporting Person]: Esther Siromachoff
2.       [Check the Appropriate Box if a Member of a Group]: (a) x
3.       [SEC Use Only]
4.       [Source of Funds]: AF
5. [Check of Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)]
6.       [Citizenship or Place of Organization]: Israel
7.       [Sole Voting Power]: 0
8.       [Shared Voting Power]: 2,000,000
9.       [Sole Dispositive Power]: 0
10.      [Shared Dispositive Power]: 2,000,000
11.      [Aggregate Amount Beneficially Owned by Each Reporting Person]:
          2,000,000
12.      [Check if the Aggregate Amount in Row (11) excludes Certain Shares]
13.      Percent of Class Represented by Amount in Row (11)]: 12.0%
14.      [Type of Reporting Person]: IN

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Page 2 SHAVIT SIROMACHOFF

1.       [Name of Reporting Person]: Shavit Siromachoff
2.       [Check the Appropriate Box if a Member of a Group]: (a) x
3.       [SEC Use Only]
4.       [Source of Funds]: AF
5. [Check of Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)]
6.       [Citizenship or Place of Organization]: Israel
7.       [Sole Voting Power]: 0
8.       [Shared Voting Power]: 2,000,000
9.       [Sole Dispositive Power]: 0
10.      [Shared Dispositive Power]: 2,000,000
11.      [Aggregate Amount Beneficially Owned by Each Reporting Person]:
          2,000,000
12.      [Check if the Aggregate Amount in Row (11) excludes Certain Shares]
13.      Percent of Class Represented by Amount in Row (11)]: 12. 0%
14.      [Type of Reporting Person]: IN

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ITEM 1. SECURITY AND ISSUER *****************************************

         This statement relates to the common stock of RecordLab CORPORATION (a Washington corporation), whose principal executive offices are currently located at 20944 Sherman Way, Suite 116, Canoga Park, CA 91303.

ITEM 2. IDENTITY AND BACKGROUND *************************************

I.       (a)      Name: Future Arts Ltd.
         (b)      Business address: 4775 Topeka Dr., Tarzana, CA 91356
         (c)      Principal business: Investment holding company
         (d)      The named person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      The named person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction , and as a result of such proceeding becomes subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

II.      (a)      Name: Rachamim Siromachoff
         (b)      Residence address: 4775 Topeka Dr., Tarzana, CA 91356
         (c)      Principal business: art publishing consultant and
                  entrepreneur. Primary employment as a director of - and consultant to - Smart Collector, Inc., whose principal business is the publication and distribution of a quarterly magazine for art collectors, and whose address is 9111 West
                  Pico Blvd., Suite 630, Los Angeles, CA 90035. Chief Executive
                  Officer and Treasurer of Future Arts Ltd., an art dealing and investment holding company whose address is 4775 Topeka Dr., Tarzana, CA 91356.
         (d)      The named person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      The named person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction , and as a result of such proceeding becomes subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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III.     (a)      Name: Esther Siromachoff
         (b)      Residence address: 4775 Topeka Dr., Tarzana, CA 91356
         (c) Principal business: President, 50% shareholder and co-director of Future Arts. Ltd., and art dealing and investment holding company whose address is 4775 Topeka Dr., Tarzana, CA 91356.
         (d) The named person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) The named person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction , and as a result of such proceeding becomes subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IV.      (a)      Name: Shavit Siromachoff
         (b)      Residence address: 4775 Topeka Dr., Tarzana, CA 91356
         (c)      Principal business: Vice-President and Secretary, 50%
                  shareholder and co-director of Future Arts. Ltd., and art dealing and investment holding company whose address is 4775
                  Topeka Dr., Tarzana, CA 91356.
         (d)      The named person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e)      The named person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction , and as a result of such proceeding becomes subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 10, 2001, a group consisting of Future Arts Ltd., an Israeli corporation ("FAL"), Rachamim Siromachoff, the CEO of FAL and director-elect of the registrant, and Esther and Shavit Siromachoff, each 50% shareholders and co-directors of FAL, received 4,000,000 shares (24.0%) of the common stock of registrant. Esther Siromachoff is the wife of Rachamim Siromachoff and President of FAL. Shavit Siromachoff is the son of Rachamim Siromachoff and Vice President and Secretary of FAL.

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         The agreement with respect to the purchase of said shares (Exhibit 3.1)
had been entered into on or about December 1, 2000, by FAL and BP Software Ltd, a Texas limited partnership ("BPS"), which prior to the effective date of such sale, owned 12,425,104 shares of registrant's common stock (including 3,778,050 shares issuable upon exercise of warrants that are exercisable within 60 days), plus additional shares issuable upon conversion of principal and interest pursuant to a promissory note that is convertible within 60 days (approximately 2,510,838 shares, based upon accrued interest through April 26, 2001).

         The purchase price for the 4,000,000 shares was $0.02/share, or a total of $80,000 for all 4,000,000 shares. FAL's obligation was evidenced by its promissory note due March 31, 2001 (Exhibit 3.2). FAL and BPS entered into a stock pledge and security agreement (Exhibit 3.3). This agreement provided for the 4,000,000 shares to be collateral for the note, but no security interest has been perfected in such shares. Payment of the note was personally guaranteed by Rachamim Siromachoff. $12,000 of the $80,000 promissory note was paid on or about March 20, 2001, and an additional amount of $8,000 was tendered on or about April 3, 2001. As further consideration for the shares, Rachamim Siromachoff agreed to serve as a director of the issuer.

ITEM 4. PURPOSE OF TRANSACTION

         The 4,000,000 shares were acquired by Future Arts Ltd. for investment appreciation. Those shares, and voting proxies for additional shares, were transferred to Future Arts Ltd. as an incentive for its affiliate Rachamim Siromachoff to become a director of - and assume an active role in the management of - the issuer. Rachamim Siromachoff has, for several years prior to any of the foregoing described transaction, owned a 2% limited partnership interest in BPS. Prior to the sale of the hereindescribed 4,000,000 shares, BPS owned approximately 12,425,104 shares of the issuer, (including 3,778,050 shares issuable upon exercise of warrants that are exercisable within 60 days), plus additional shares issuable upon conversion of principal and interest pursuant to a promissory note that is convertible within 60 days (approximately 2,510,838 shares, based upon accrued interest through April 26, 2001).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     I.  Future Arts Ltd.
         (a) 4,000,000 shares (24.0%) of common stock of issuer are beneficially owned.
         (b) Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 4,000,000 shares. Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, no (zero) shares.

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         (c)      No transactions in the common stock of issuer by Future Arts
                  Ltd. in the past 60 days other than as described in "Item 3. Source and Amount of Funds or Other Consideration" set forth above.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, said 4,000,000 shares, other than the members of the group disclosed herein.
         (e)      Item 5(e) is not applicable.

     II. Rachamim Siromachoff
         (a) 15,295,942 shares (65.7%) of common stock of issuer are beneficially owned.
         (b) Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 4,000,000 shares. Sole power to vote or to direct the vote of 11,295,942 shares, and sole power to dispose or to direct the disposition of, no
                  (zero) shares.
         (c) No transactions in the common stock of issuer by Rachamim Siromachoff. in the past 60 days other than as described in "Item 3. Source and Amount of Funds or Other Consideration" set forth above.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, said 15,295,942 shares, except: (1) The members of the group disclosed herein as to 4,000,000 shares;
                  (2) BPS as to 10,935,942 shares subject to the proxy given to Rachamim Siromachoff, described in Item 6 below; and (3) Dalton Kaye as to 360,000 shares subject to the proxy given to Rachamim Siromachoff, described in Item 6 below.
         (e)      Item 5(e) is not applicable.

     III. Esther Siromachoff
         (a) 2,000,000 shares (12.0%) of common stock of issuer are beneficially owned.
         (b) Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 4,000,000 shares. Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, no (zero) shares.
         (c) No transactions in the common stock of issuer by Esther Siromachoff in the past 60 days other than as an officer, shareholder and director of Future Arts Ltd., whose activities are described in "Item 3. Source and Amount of Funds or Other Consideration" set forth above.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, said 4,000,000 shares, other than the members of the group disclosed herein.
         (e)      Item 5(e) is not applicable.

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     IV. Shavit Siromachoff
         (a) 2,000,000 shares (12.0%) of common stock of issuer are beneficially owned.
         (b) Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 4,000,000 shares. Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, no (zero) shares.
         (c) No transactions in the common stock of issuer by Shavit Siromachoff. in the past 60 days other than as an officer, shareholder and director of Future Arts Ltd., whose activities are described in "Item 3. Source and Amount of Funds or Other Consideration" set forth above.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, said 4,000,000 shares, other than the members of the group disclosed herein.
         (e)      Item 5(e) is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Rachamim Siromachoff obtained an irrevocable proxy from Dalton Kaye on or about January 16, 2001, with respect to all of shares of the issuer's common stock owned by Mr. Kaye (360,000 shares issuable upon exercise of options and/or warrants that are exercisable within 60 days) (Exhibit 6.2). The proxy, by its terms, is irrevocable for 6 months, after which it becomes revocable by Mr. Kaye at any time.

         Future Arts Ltd. obtained from BPS, on or about December 1, 2001, an irrevocable proxy to vote all shares of the issuer's commons stock owned by BPS (approximately 10,935,942 shares after the sale of 4,000,000 shares of issuer's common stock to Future Arts Ltd.), including 3,778,050 shares issuable upon exercise of warrants that are exercisable within 60 days and approximately 2,510,838 additional shares issuable upon conversion of principal and interest pursuant to a promissory note that is convertible within 60 days (based upon estimated interest accruals through April 26, 2001) (Exhibit 6.1). The proxy, by its terms, was irrevocable for 120 days, after which it became revocable by BPS at any time. The proxy has not been revoked.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 3.1 - Contract for Private Sale of Stock dated as of November
                       30, 2000, between Future Arts Ltd. and BPS.
         Exhibit 3.2 - Secured Non-Recourse Promissory Note dated November 30,
                       2000 from Future Arts Ltd. to BPS.
         Exhibit 3.3 - Stock Pledge and Security Agreement.
         Exhibit 3.4 - Personal Guaranty.
         Exhibit 6.1 - Proxy from BPS to Future Arts Ltd. dated December 1,
                       2000.
         Exhibit 6.2 - Proxy from Dalton Kaye to Rachamim Siromachoff dated
                       January 16, 2001.

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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    April 26, 2001
                                        ----------------------------------------
                                                         (Date)

                                        Future Arts Ltd. by
                                        /S/ Rachamim Siromachoff, President
                                        ----------------------------------------
                                                    (Signature/Title)


                                        /S/ Rachamim Siromachoff
                                        ----------------------------------------
                                                    (Signature/Title)

                                        /S/ Esther Siromachoff
                                        ----------------------------------------
                                                    (Signature/Title)

                                        /S/ Shavit Siromachoff
                                        ----------------------------------------
                                                    (Signature/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).